

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-mail
James K. Ciroli
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

      Re: **Flagstar Bancorp, Inc.**
                  Form 10-K for the period ended December 31, 2013
                  Filed March 5, 2014
                  File No. 001-16577

Dear Mr. Ciroli:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John P. Nolan

                          John P. Nolan
                          Senior Assistant Chief Accountant